UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

AMENDMENT NUMBER.3 To

FORM 10/A

General Form for Registration of Securities

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

                           FANGXING HOLDING INC

(Exact name of registrant as specified in its charter)

Nevada	6770	27-4052171
(State of Incorporation)	(Primary Standard Classification Code)	(IRS Employer ID No.)

665 Ellsworth Avenue,  New Haven,      CT              06511

 (Address of Registrant's Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: 203-8440809

                           Send all correspondence to:

                           ---------------------------

Andrew Chien

665 Ellsworth Avenue

New Haven, CT 06511

Tel:  (203) 844-0809

Securities to be Registered Under Section 12(b) of the Act: None

Securities to be Registered Under Section 12(g) of the Act:

   Title of each class to be so            Name of Exchange on which each class

            registered                             is to be registered

   ----------------------------            ------------------------------------

       Common Stock, $.0001                                N/A

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]                       Accelerated filer [ ]

Non-accelerated filer [ ]                         Smaller reporting company [X]

(Do not check if a smaller reporting

company)

ITEM 1. BUSINESS.

(a) Business Development

Fangxing Holding, Inc. ("we," "us," "our," "the Company" or "the Registrant") was incorporated in the State of Nevada on December 16, 2009. Since inception the Company has been engaged in organizational efforts such as compiling its initial books and records, and making preparation and filing of this Registration Statement on Form 10. The Company was formed as a vehicle to pursue a business combination and its business purposes is to seek the acquisition of, or merger with, an existing company.  Although the Company intends to seek a merger with a company that located in Asia, the Company reserves the right, however, to complete a business combination with a company in any jurisdiction of the world, and in any industry. The Company has not yet  entered into a letter of intent concerning any target business. The business purpose of the Company is to seek the acquisition of or merger with, an existing company. The Company selected September 30 as its fiscal year end.

(b) Business of Issuer

The Company, based on proposed business activities, is a "blank check" company. The U.S. Securities and Exchange Commission (the “SEC”) defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3(a)(51) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Under SEC Rule 12b-2 under the Exchange Act, the Company also qualifies as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.  Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as it is subject to those requirements.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. The Company’s principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings

. Although the Company prefers to merger with an Asia located business, the Company will not restrict its potential candidate target companies to any geographical location, or/and any specific business, industry, thus, may acquire any type of business. There is no guarantee that the Company's business target would be achieved.

The analysis of new business opportunities will be undertaken by or under the supervision of Andrew Chien, the sole officer and director of the Registrant. As of this date the Company has not entered into any definitive agreement with any party regarding business opportunities for the Company. The Registrant keeps unrestricted flexibility intention (such as regardless of which industry, operating history or operation locations) in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Registrant will consider the following kinds of factors:

(a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

(b) Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(c) Strength and diversity of management, either in place or scheduled for recruitment;

(d) Capital requirements and anticipated availability of required funds, to be provided by the Registrant or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(e) The cost of participation by the Registrant as compared to the perceived tangible and intangible values and potentials;

(f) The extent to which the business opportunity can be advanced;

(g) The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

(h) Other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. The task of comparative investigation and analysis of such business opportunities are extremely difficult and complex. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

In addition, the Registrant will be competing against other entities that possess greater financial, technical and managerial capabilities for identifying and completing business combinations. The strategy of the Registrant in the business competition is as follows: (a) To plan advertising the business interests in any of the lower cost USA or other English/Chinese language published networks, for example to advertise on some internet information provider for business combination, which only costs less than $20 per month with unlimited advertisement; (b) depending on Andrew Chien's business travel to contact entrepreneurs in Asia especially in Mainland of China and Taiwan (Note: Andrew Chien traveled to China at least once annually in past five years which will continue in the future). Because the Company's financial source is limited, there is no guarantee that the Company's strategy will work.

FORM OF ACQUISITION

The manner in which the Registrant participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Registrant and the promoters of the opportunity, and the relative negotiating strength of the Registrant and such promoters.

It is likely that the Registrant will acquire its participation in a business opportunity through the issuance of common stock, par value $.0001 per share (the “Common Stock”), or other securities of the Registrant. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code") depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares of the surviving entity. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were stockholders of the Registrant prior to such reorganization.

The present stockholder of the Registrant will likely not have control of a majority of the voting securities of the Registrant following a reorganization transaction. As part of such a transaction, all, or a majority of, the Registrant's directors may resign and one or more new directors may be appointed without any vote by the stockholder.

Generally, in the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by the stockholders. In the case of a statutory merger or consolidation directly involving the Registrant, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding securities. The necessity to obtain such stockholders' approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.  However, since the Company currently has one shareholder who is also an officer, the determination of management is also the determination of the shareholder; therefore the delay and additional expense in the consummation of any proposed transaction for shareholder approval will not happen for the time being. But, there is uncertainty that how long the one shareholder status will keep.

To analyze a business opportunities is extremely difficult and complex, and if a decision is made not to participate in a specific business acquisition, the costs theretofore incurred in the related investigation might not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business acquisition, the failure to consummate that transaction may result in the loss to the Registrant of the related costs incurred.

We presently have no employees apart from our management. Our officer and director are engaged in outside business activities and anticipate that they will devote to our business very limited time at about 8 hours per week, until the acquisition of a business opportunity has been identified.

We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

(c) Reports to security holders.

The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Exchange Act, applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

In the event a proposed business combination involves a change in majority of directors of the Company, the Company will file and provide to shareholders a Schedule 14F-1, which shall include, information concerning the target company, as required. The Company will file a current report on Form 8-K, as required, within four business days of a business combination, which results in the Company ceasing to be a shell company. This Form 8-K will include complete disclosure of the target company, including audited financial statements.

The public may read and copy any materials the Company files with the SEC at their Public Reference Room at 100 F Street, NE, Washington, D.C., 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and will contain copies of the reports that we file electronically.

ITEM 1A. RISK FACTORS.

                       RISKS RELATING TO OUR COMPANY

4. The Company has little market research or target of acquisition and the Company is unable to ascertain the merits or risks of the business prospective combination for the long term. Even the business combination may happen, the criteria to make the decision may just be a short term economic benefits for the owner himself, which may make our business merger plan lacks attractive for investors who looks for stock value appreciation in the long time period.

The Company has little market research concerning prospective business opportunities. Therefore, we are not certain that market demand exists for a merger or acquisition as contemplated by us. Therefore, the time and costs required to select and evaluate a target business and to structure and complete a business combination cannot presently be ascertained with any degree of certainty.

In case of evaluating a prospective business combination, the management of the Registrant should attempt to analyze all factors and circumstances (such as the target company’s operating history and its purpose for business combination as discussed in MD&A, page 14), and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target business before we consummate a business combination. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if we had more funds available to us, would be desirable. Our decision-making will be particularly dependent on making decisions with information provided by the promoters, owners, sponsors or others associated with the target business seeking our participation. Even the business combination might happen, the criteria to make the decision may be just a short term economic benefits for the owner himself, which may make our business merger plan lacks attractive for investors who looks for stock value appreciation in the long time period.

Any costs incurred with respect to the indemnification and evaluation of a prospective business combination that is not ultimately completed will result in a loss to us.

ITEM 2. FINANCIAL INFORMATION

          MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Our company was organized as a vehicle to find, and then acquire a target company or business which is seeking to become a publicly corporation. We will not restrict our potential candidate target companies to any specific business, industry or geographical location (although Asia location preferred) and, thus, may acquire any type of business.

Our currently business activities don't generate any revenue and provide cash flow. Mr. Chien has singed financial agreement with the Company on September 15, 2010, to provide such funding until we successfully engage in a business combination. The financial agreement is attached hereto as Exhibit 10.01, which states: “

FINANCIAL   AGREEMENT

This Financial Agreement (the “Agreement”) is made by and between FangXing Holding Incorporation (the “INC”) and Andrew Chien, collectively the “Parties”, on the fifteenth day of September 2010.

Whereas the “INC” is a Nevada registered stock incorporation, a blank check company with the purpose as a vehicle for business combination, and Andrew Chien who is the owner of “INC”.

Now, therefore, in consideration of the mutual agreements promises set forth herein, the parties agree as follows:

Andrew Chien agrees to personally pay for expenses incurred by the “INC” for business combination. The financing is no amount and time limitation until the amendment or another agreement being reached between parties.

Agreed to and accepted as of the fifteenth day of September 2010 by:

FangXing Holding Incorporation             Individual

  /s/ Andrew Chien                          /s/ Andrew Chien  "

Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings.

During the next 12 months we anticipate incurring costs about $ 5,000, only related to (note: not including possible up to $50,000 performing Section 404 of Sarbanes-Oxley):

•

filing of Exchange Act reports, and

•

consummating an acquisition, and

•

keeping the Company in good standing, which means paying all bills when due.

At this time we do not have the funds to pay for these filings and do not have any written agreement to raise funds to cover these expenses. However, we believe we will be able to meet these costs with funds to be invested from Andrew Chien, our sole officer and director.

We are in the development stage and have no working capital and nil stockholders’ equity and have not generated any revenues from operations yet. These conditions raise substantial doubt about our ability to continue as a going concern. We are devoting our efforts to locating merger partners. Our ability to continue as a going concern is dependent upon our ability to looking for additional capital, find and commence a merger with another company, and ultimately, operating on profits.

We may consider a business which has short operation history or just commerce operation, is a developing stage company in need of additional funding for expansion of new products or markets, is seeking to develop a new business strategy, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. Alternatively, a business combination could involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

Our sole officer and director have not had any agreement with any representative of any other entity regarding a business combination. The business target that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of revenues or profits. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by high risks, and, although our management will do the best to evaluate the risks inherent in the merger candidates of the particular business, there can be no guarantee that we will properly assess or predict all significant risks.

Our sole officer and director anticipate that we will likely to take only one business combination, due primarily to our limited financing and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our company’s plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

We anticipate that the selection of a business combination will be complex and extremely risky. The perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

SIGNATURES :

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2010              Former   FangXing Holding Inc.

                                   By:/s/ Andrew Chien

                                   Andrew Chien

                                   Former Principal Executive Officer

                                   Former Principal Financial Officer

Date: May 27, 2010                 China Complant Inc.

                                   By:/s/ JianXun Si

                                   JianXun Si

                                   Principal Executive Officer